

September 28, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Ming Yi
Chief Financial Officer
Wave Sync Corp. (f/k/a China Bio-Energy Corp.)
40 Wall Street, 28th Floor
New York, NY 10005

> **Re: China Bio-Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed August 31, 2015**
> **File No. 0-20532**

Dear Mr. Yi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2014</u>

<u>General</u>

1. We note that you have not filed your Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015. Please note that your Forms 10-Q are due 45 days after the end of each fiscal quarter. Please file your Forms 10-Q as of March 31, 2015 and June 30, 2015 immediately.

<u>Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure</u>

2. We note your disclosure on page 10 regarding your dismissal of Malone Bailey, LLP as your independent registered public accounting firm on June 20, 2011. Please revise your disclosures to clearly indicate the periods that there were no disagreements with Malone

Bailey LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures except for the item noted related to Fujian Union Oil & Chemistry Ltd. Your current disclosures make references to various periods subsequent to Malone Bailey LLP's dismissal. For example we note you reference December 31, 2013, December 31, 2012 and December 31, 2011, which were not the two most recent fiscal years and interim period prior to Malone Bailey LLP's dismissal as contemplated by Regulation S-K Item 304(a)(1)(iv).

3. Based on your disclosures, it appears that concurrent with the decision to dismiss Malone Bailey, LLP another registered public accounting firm was hired to represent the Company as of June 22, 2011. Your current disclosures appear incomplete and do not specifically identify the accounting firm that replaced Malone Bailey LLP. We further note your disclosure on your Form 8-K filed on December 2, 2011 that concurrent with Malone Bailey LLP's dismissal, the Company's board appointed Samuel H. Wong & Co. LLP. Please revise your disclosures to specifically name the successor independent registered firm along with any names it previously was known by. See Regulation S-K Item 304(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction